Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization	Names Under Which Subsidiary Does Business
Tasker Beverages Corp.	Delaware	Tasker Beverages Corp.
Tasker Cosmetics Corp.	Delaware	Tasker Cosmetics Corp.
Tasker Food Solutions Corp.	Delaware	Tasker Food Solutions Corp.
Tasker Pet Care Corp.	Delaware	Tasker Pet Care Corp.
Tasker Water Treatment Corp.	Delaware	Tasker Water Treatment Corp.
Tasker Manufacturing Corp.	Delaware	Tasker Manufacturing Corp.
Tasker Products IP Holdings Corp.	Delaware	Tasker Products IP Holdings Corp.
Tasker Product Development Corp.	Delaware	Tasker Product Development Corp.
Coast to Coast Laboratories Corp.	Delaware	Coast to Coast Laboratories Corp.
Biofilm Strategies Corporation (27% ownership)	Delaware	Biofilm Strategies Corporation